Exhibit 99.1

Immuron Limited’s CEO Interviewed in US on the RedChip Money Report

Melbourne, Australia, October 16, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercialising orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases, is pleased to advise investors that an interview with CEO, Dr. Jerry Kanellos, will air on The RedChip Money Report television program on Wednesday, October 17, at 6:00 p.m. ET on American Business TV on The Family Channel, available in 100 million homes across the U.S., and Sunday, October 21, at 10:00 a.m. ET on The Action Channel.

In the exclusive interview, Dr. Kanellos discusses Immuron’s Research and Development pipeline, US Department of Defence interest in Travelan, current clinical Trials for ASH, C.Difficile, NASH, and Pediatric NAFLD, recent positive data reports, and more.

To view the interview segment, please visit:

https://www.immuron.com.au/company-media/

“The RedChip Money Report” delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT REDCHIP:

RedChip is the world leader in investor relations, financial media, and research for microcap and small-cap stocks. Founded in 1992, and headquartered in Orlando, Florida, with affiliates in New York, Pittsburgh, Paris, and Seoul, RedChip has helped hundreds of companies achieve their capital markets goals and has been ranked by Inc. Magazine as one of the fastest growing privately held investor relations firms in the U.S.

RedChip delivers concrete, measurable results for its clients through its extensive global network of institutional and retail stock brokers, RIA’s, family offices, investment banks, hedge funds, and accredited investor groups. Their unique platform combines traditional investor relations services with multi-media marketing.

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.